Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2016

Tel-Aviv, Israel, June 9, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three month period ended March 31, 2016.

Financial Highlights

•	Revenues were approximately $2.5 million (€2.3 million) for the three months ended March 31, 2016, compared to approximately $2.8 million (€2.5 million) for the three months ended March 31, 2015. The approximate $0.3 million (€0.2 million) decrease in revenues is mainly due to lower levels of radiation in the Veneto region in Italy (Northern Italy), where two of the Company’s photovoltaic plants, with an aggregate capacity of approximately 12MWp, are located.

•	Operating expenses were approximately $0.6 million (€0.5 million) for the three months ended March 31, 2016, compared to approximately $0.7 million (€0.6 million) for the three months ended March 31, 2015. Depreciation expenses were approximately $1.2 million (€1.1 million) for the three month periods ended March 31, 2016 and 2015. The decrease in operating expenses is mainly attributable to lower expenses under O&M agreements.

•	General and administrative expenses were approximately $1.1 million for the three months ended March 31, 2016, compared to approximately $1 million for the three months ended March 31, 2015. During the first quarter of 2016 the Company invested $0.4 million in the Pumped Storage project in the Manara Cliff in Israel, which is recorded in the General and administrative expenses. The increase in general and administrative expenses was primarily related to these expenses, partially offset by a decrease in other consulting expenses and reduced labor costs following the termination of employment of one of our senior employees.

•	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $0.8 million for the three months ended March 31, 2016, compared to approximately $1.2 million in the three months ended March 31, 2015. The decrease in share of profits of equity accounted investee is mainly due to increased financing costs related to the operations of the power plant operated by Dorad Energy Ltd. (“Dorad”) for the three months ended March 31, 2016.

•	Financing expenses, net were approximately $2.7 million for the three months ended March 31, 2016, compared to financing income, net of approximately $2.7 million for the three months ended March 31, 2015. The change in financing expenses was mainly due to the reevaluation of our EUR/USD forward transactions, currency interest rate swap transactions and interest rate swap transactions. Financing expenses in connection with derivatives amounted to approximately $1.7 million for the three months ended March 31, 2016, compared to financing income of approximately $5.5 million for the three months ended March 31, 2015. The aggregate change in financing expenses in connection with derivatives of approximately $7.2 million, was partially offset by the change resulting from exchange rate differences in the amount of approximately $1.8 million.

•	Tax benefit was approximately $0.1 million for the three months ended March 31, 2016, compared to taxes on income of approximately $0.1 million for the three months ended March 31, 2015.

•	Net loss was approximately $2.1 million for the three months ended March 31, 2016, compared to net income of approximately $3.8 million for the three months ended March 31, 2015.

•	Total other comprehensive income was approximately $3.3 million for the three months ended March 31, 2016, compared to total other comprehensive loss of approximately $8.2 million for the three months ended March 31, 2015.

•	Total comprehensive income was approximately $1.2 million for the three months ended March 31, 2016, compared to total comprehensive a loss of approximately $4.4 million for the three months ended March 31, 2015.

•	EBITDA was approximately $1.7 million for the three months ended March 31, 2016, compared to approximately $2.4 million for the three months ended March 31, 2015.

•	Net cash provided by operating activities was approximately $0.03 million for the three months ended March 31, 2016, compared to approximately $0.6 million for the three months ended March 31, 2015. Net cash provided by operating activities for the three months ended March 31, 2016 was adversely affected by unfavorable currency effects due to the presentation of results in U.S. dollars and the appreciation of the Euro against the U.S. dollar during the period. Excluding such unfavorable currency effects, net cash provided by operating activities for the three months ended March 31, 2016 amounted to approximately $0.6 million.

•	On March 23, 2016, the Company declared an annual cash dividend of $0.225 per share (an aggregate distribution of approximately $2.4 million) to its shareholders. The dividend was paid on April 20, 2016.

•	As of June 1, 2016, the Company held approximately $17.8 million in cash and cash equivalents, approximately $0.1 million in short-term restricted cash, approximately $7.5 in marketable securities and approximately $5.6 million in long-term restricted cash.

•	During May, 2016, the Company exercised the second option to acquire additional share capital of U. Dori Energy Infrastructures Ltd. (“Dori Energy”). Following the exercise of this option, the Company’s holdings in Dori Energy increased from 49% to 50% and the Company’s indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid by the Company in connection with the exercise of the option amounted to approximately NIS 2.8 million (approximately $0.74 million).

Ran Fridrich, CEO and a board member of Ellomay commented: “Although a winter quarter, the Company maintained a stable operating profit and the quarterly results are in line with our expectations. The Company continues to improve its operational parameters and decrease general and administrative related expenses that are not related to the initiation and development of new projects. During the first quarter we recognized financing expenses mainly as a result of forward transactions. The Company has a high standard, yielding portfolio of assets that provides an ongoing stable cash flow. We are examining from time to time investment opportunities in various renewable energy fields in which we have an added value.”

Information for the Company’s Series A Debenture Holders

As of March 31, 2016, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $15.6 million (consisting of approximately $19.5 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $41.4 million in connection with the Series A Debentures issuances (in January and September 2014), net of approximately $24.9 million of cash and cash equivalents, short term deposits and marketable securities and net of approximately $20.4 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and
•	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

Ms. Kalia Weintraub serves as the Company’s Chief Financial Officer and Mr. Ori Rosenzweig serves as the Company’s Chief Investment Officer.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	March 31,	December 31,
	2016	2015
	Unaudited	Audited
	US$ in thousands
Assets
Current assets
Cash and cash equivalents	19,426	18,717
Marketable securities	5,496	6,499
Restricted cash	83	79
Other receivables and prepaid expenses	9,733	8,218
	34,738	33,513
Non-current assets
Investment in equity accounted investee	36,121	33,970
Financial assets	3,952	4,865
Fixed assets	81,317	78,975
Restricted cash and deposits	5,398	5,317
Deferred tax	3,120	2,840
Other assets	882	847
	130,790	126,814

Total assets	165,528	160,327
Liabilities and Equity
Current liabilities
Loans and borrowings	1,205	1,133
Debentures	5,073	4,878
Trade payables	1,175	869
Other payables	6,380	3,223
	13,833	10,103
Non-current liabilities
Finance lease obligations	4,848	4,724
Long-term loans	13,625	13,043
Debentures	36,329	35,074
Deferred tax	893	823
Other long-term liabilities	3,153	2,495
	58,848	56,159
Total liabilities	72,681	66,262

Equity
Share capital	26,597	26,597
Share premium	77,723	77,723
Treasury shares	(1,980)	(1,972)
Reserves	(11,915)	(15,215)
Retained earnings	2,809	7,200
Total equity attributed to shareholders of the Company	93,234	94,333
Non-Controlling Interest	(387)	(268)

Total equity	92,847	94,065
Total liabilities and equity	165,528	160,327

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	For the three	For the three	For the
	months ended	months ended	year ended
	March 31,	March 31,	December 31,
	2016	2015	2015
	Unaudited	Unaudited	Audited
	US$ thousands (except per share amounts)
Revenues	2,546	2,792	13,817
Operating expenses	(608)	(672)	(2,854)
Depreciation expenses	(1,221)	(1,241)	(4,912)
Gross profit	717	879	6,051

General and administrative expenses	(1,084)	(990)	(3,745)
Share of profits of equity accounted investee	845	1,218	2,446
Other income, net	44	60	21
Operating Profit	522	1,167	4,773

Financing income	54	18	2,347
Financing income (expenses) in connection with derivatives, net	(1,743)	5,535	3,485
Financing expenses	(993)	(2,813)	(5,240)
Financing income (expenses), net	(2,682)	2,740	592

Profit (loss) before taxes on income	(2,160)	3,907	5,365

Tax benefit (taxes on income)	53	(111)	1,933

Net income (loss) for the period	(2,107)	3,796	7,298
Income (Loss) attributable to:
Shareholders of the Company	(1,988)	3,850	7,553
Non-controlling interests	(119)	(54)	(255)

Net income (loss) for the period	(2,107)	3,796	7,298
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(671)	(262)	(141)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	3,971	(7,915)	(6,947)

Total other comprehensive income (loss)	3,300	(8,177)	(7,088)

Total comprehensive income (loss)	1,193	(4,381)	210

Basic net earnings (loss) per share	(0.19)	0.36	0.7
Diluted net earnings (loss) per share	(0.19)	0.36	0.7

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company							Non- controlling interests	Total Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Retained	Treasury	foreign	translation
	capital	premium	earnings	shares	operations	reserve	Total
	Unaudited
	US$ in thousands
For the three months ended
March 31, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(1,988)	-	-	-	(1,988)	(119)	(2,107)
Other comprehensive loss	-	-	-	-	(671)	3,971	3,300	-	3,300
Total comprehensive loss	-	-	(1,988)	-	(671)	3,971	1,312	(119)	1,193
Own shares acquired	-	-	-	(8)	-	-	(8)	-	(8)
Dividend distribution	-	-	(2,403)	-	-	-	(2,403)	-	(2,403)
Balance as at
March 31, 2016	26,597	77,723	2,809	(1,980)	143	(12,058)	93,234	(387)	92,847

	Attributable to shareholders of the Company							Non- controlling interests	Total Equity
					Translation
			Retained		Reserve	Presentation
			earnings		From	Currency
	Share	Share	(Accumulated	Treasury	Foreign	Translation
	capital	premium	Deficit)	shares	operations	Reserve	Total
	Unaudited
	US$ in thousands
For the three months ended
March 31, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Net income for the period	-	-	3,850	-	-	-	3,850	(54)	3,796
Other comprehensive loss	-	-	-	-	(262)	(7,915)	(8,177)	-	(8,177)
Total comprehensive loss	-	-	3,850	-	(262)	(7,915)	(4,327)	(54)	(4,381)
Balance as at
March 31, 2015	26,180	76,932	3,497	(522)	693	(16,997)	89,783	(38)	89,745

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company							Non- controlling interests	Total Equity
					Translation
			Retained		reserve	Presentation
			earnings		from	currency
	Share	Share	(accumulated	Treasury	foreign	translation
	capital	premium	Deficit)	shares	operations	reserve	Total
	Audited
	US$ in thousands
For the year ended
December 31, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Net income for the year	-	-	7,553	-	-	-	7,553	(255)	7,298
Acquisition of subsidiary	-	-	-	-	-	-	-	(29)	(29)
Other comprehensive loss	-	-	-	-	(141)	(6,947)	(7,088)	-	(7,088)
Total comprehensive income	-	-	7,553	-	(141)	(6,947)	465	(284)	181
Transactions with owners of the Company, recognized directly in equity:
Exercise of share options and warrants	417	784	-	-	-	-	1,201	-	1,201
Own shares acquired	-	-	-	(1,450)	-	-	(1,450)	-	(1,450)
Share-based payments	-	7	-	-	-	-	7	-	7
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended March 31, 2016	For the three months ended March 31, 2015	For the year ended December 31, 2015
	Unaudited	Unaudited	Audited
	US$ in thousands
Cash flows from operating activities
Income (loss) for the period	(2,107)	3,796	7,298
Adjustments for:
Financing (income) expenses, net	2,682	(2,740)	(592)
Depreciation	1,221	1,241	4,912
Share-based payment transactions	-	-	7
Share of profits of equity accounted investees	(845)	(1,218)	(2,446)
Change in other receivables	51	(1,270)	458
Change in other assets	(549)	(1,384)	(1,706)
Change in accrued severance pay, net	-	(2)	(1)
Change in trade payables	265	(127)	(252)
Change other payables	(463)	2,490	2,311
Income tax expense (tax benefit)	(53)	111	(1,933)
Income taxes paid	-	(66)	(241)
Interest received	37	3	222
Interest paid	(207)	(257)	(3,126)
Net cash provided by operating activities	32	577	4,911

Cash flows from investing activities
Proceeds from settlement of derivatives, net	-	-	2,087
Investment in equity accounted investee	(36)	-	(7,582)
Investment in restricted cash, net	-	(550)	(101)
Acquisition of marketable securities	-	(1,350)	(2,869)
Proceeds from deposits	-	3,330	3,980
Net cash provided by (used in) investing activities	(36)	1,430	(4,485)

Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(88)	(202)	(1,020)
Proceeds from long-term loans	-	-	11,715
Acquisition of non-controlling interests	-	-	(868)
Repurchase of own shares	(8)	-	(1,450)
Proceeds from exercise of share options and warrants	-	-	1,201
Repayment of Debentures	-	-	(5,134)
Net cash provided by (used in) financing activities	(96)	(202)	4,444

Effect of exchange rate fluctuations on cash and cash equivalents	809	(1,250)	(1,911)
Increase in cash and cash equivalents	709	555	2,959
Cash and cash equivalents at the beginning of the period	18,717	15,758	15,758
Cash and cash equivalents at the end of the period	19,426	16,313	18,717

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net income to EBITDA

	For the three months ended March 31, 2016	For the three months ended March 31, 2015	For the year ended December 31, 2015
	Unaudited
	US$ in thousands

Net income (loss) for the period	(2,107)	3,796	7,298
Financing expenses (income), net	2,682	(2,740)	(592)
Taxes on income (tax benefit)	(53)	111	(1,933)
Depreciation and amortization	1,221	1,241	4,912
EBITDA	1,743	2,408	9,685